Exhibit 99.1

China Digital TV Declares Special Cash Dividend to Shareholders

BEIJING, April 21, 2017 /PRNewswire/ -- China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), a leading provider of cable TV technology which enables China’s cable TV and IPTV markets to offer diversified TV content services, today announced that its Board of Directors declared a special cash dividend of US$1.50 per ordinary share. Each of the Company's American depositary shares represents one ordinary share.

Shareholders of record as of the close of business on May 31, 2017, U.S. Eastern Daylight Time, will be eligible to receive the dividend. As the fund for the dividend will come from the sale proceeds of its interests in Beijing Super TV Co., Ltd, therefore, the dividend can only be paid after the completion of all necessary administrative procedures for foreign currency exchange from Renminbi to US dollars. The Company will announce the payment date as soon as the completion of currency conversion.

As of December 31, 2016, China Digital TV had cash and cash equivalents and restricted cash totaling US$122.0 million, and the shareholder’s equity was $123.1 million. The aggregate amount of cash dividends to be paid is approximately US$90.4 million based on the number of outstanding shares as of December 31, 2016. The payment of the special cash dividend is expected to reduce both the Company's market capitalization and shareholder's equity. These will significantly increase the risk of rendering it ineligible for being listing on the New York Stock Exchange.

About China Digital TV

Founded in 2004, China Digital TV is a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn ..

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the cloud computing, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the cloud computing, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the cloud computing, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Investor Relations

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Xueli Song

Tel: +1 (646) 328-1950

Email: stv@icrinc.com